                                                                EXHIBIT (a)(10)


                               [BFI LETTERHEAD]

                                                   Analysts Contact: Tod Holmes
                                                                  (281)870-7161
                                                   Media Contact: Maureen Allen
                                                                  (281)870-7456


                                                                      BFI 97-15
                                                         FOR IMMEDIATE RELEASE


BFI SUCCESSFULLY COMPLETES DUTCH AUCTION
STOCK REPURCHASE PROGRAM

     Preliminary Results Indicate 15 Million Shares
     (7% of Common Stock) Repurchased at $39.00 Per Share

HOUSTON, Texas (October 2, 1997) -- Browning-Ferris Industries, Inc. (NYSE-BFI) today announced that, subject to final verification, 15 million common shares, or approximately 7% of outstanding common stock, have been accepted for purchase at $39.00 per share. The Dutch auction expired October l, 1997. Approximately 33.8 million shares were tendered (including approximately 1.2 million shares tendered through guaranteed delivery procedures), according to a preliminary count by First Chicago Trust Company of New York.

Bill Ruckelshaus, BFI's Chairman said, "We view the completion of our tender at the high end of the offered stock price range as an indication that our shareholders believe the actions we have initiated in fiscal 1997 will enhance long-term shareholder value."

The company expects to purchase approximately $585 million of common stock in the Dutch auction which is the first phase of a two-part program to buy back $1 billion of its stock. The Dutch auction tender offer was launched on September 4, 1997 for up to 15 million common shares at a purchase price of not greater than $39.00 nor less than $34.00. The second phase of this program, approximately $415 million in open market purchases of common stock or automatic common exchange security units, commonly referred to as ACES (NYSE-BFE), is expected to be completed by September 30, 1998.

Due to the over subscription, shares tendered will be pro-rated, except for shares tendered as "odd-lots", which will be purchased in full. The proration factor will be approximately 44%.

Browning-Ferris Industries, Inc., a leading international waste services company, provides collection, recycling and disposal of residential, commercial, industrial and medical waste.